One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3424
404-881-7000
Fax:404-881-7777
www.alston.com

Paul J. Nozick	Direct Dial: 404-881-7451	E-mail: paul.nozick@alston.com
July 1, 2008
Via: EDGAR AND UPS Next Day Air
Ms. Peggy Kim
United States Securities and Exchange Commission
Division of Corporate Finance
Office of Mergers and Acquisitions
450 Fifth Street, N.W.
Washington, D.C. 20549-3628
Re:	Davidson Diversified Real Estate II, L.P. Schedule 14D-9 — filed June 24, 2008 File No. 005-51693
Dear Ms. Kim:
     This letter sets forth the response of Davidson Diversified Real Estate II, L.P. (the “Partnership”) to the comment of the Staff on the above-referenced Schedule 14D-9 and the Letter to Unit Holders contained in Exhibit (a)(1) thereto as set forth in your letter dated June 26, 2008, to Martha L. Long, Senior Vice President of the Partnership, and our telephone conversations on June 27 and June 30, 2008. Contemporaneously herewith, the Partnership is filing via EDGAR “Amendment No. 1, and revised Exhibit (a)(1), to the above-referenced Schedule 14D-9 in response to the Staff’s comments. In addition, the Partnership is mailing copies of both Amendment No. 1 and the revised letter to Unit Holders to each of the limited partners.
     References in this letter to the “Amendment No. 1” refer to Amendment No. 1 to Schedule 14D-9, and references in this letter to the “Recommendation Letter” refer to the restated Letter to Unit Holders contained in Exhibit (a)(2) to Amendment No. 1. For your convenience, copies of the Amendment No. 1 and marked copies of the Recommendation Letter are being delivered via facsimile and overnight delivery. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Schedule 14D-9, as amended, and the Recommendation Letter, as restated. The following response has been provided by the Partnership.
Item 4. The Solicitation or Recommendation

Comment
     1. We note that you refer to a variety of considerations in connection with your evaluation of the offer. Item 4 of Schedule 14D-9 and the corresponding Item 1012(b) of Regulation M-A, however, require that the actual reasons be stated to explain the managing general partner’s position. Please revise this section to clarify which of the factors are in fact reasons in support of the managing general partner’s decision to express no opinion and remain neutral about the tender offer.
Response
     Please note the requested disclosure has been made to the second paragraph of the Recommendation Letter and the lead-in to bullet points to clarify that the Managing General Partner’s neutral position is based solely on the lack of a reliable indicator of the fair value of the Units.
     You have also requested a written acknowledgement from our client regarding certain matters. Please see Attachment 1 hereto for such acknowledgements by the Partnership.
     If you have any questions or comments about Amendment No. 1, or the Partnership, please call the undersigned at (404) 881-7451 at your convenience.

Very truly yours, /s/ Paul J. Nozick Paul J. Nozick
PJN:ll
cc:	Derek McCandless, Esq. — Apartment Investment and Management Company Martha L. Long — Apartment Investment and Management Company

Attachment 1 to
Response to SEC Comment Letter
Dated July 1, 2008
Davidson Diversified Real Estate II, L.P. (the “Partnership”) acknowledges that:
•	the Partnership is responsible for the adequacy and accuracy of the disclosure contained in its filings with the Securities and Exchange Commission (the “Commission”);

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Davidson Diversified Real Estate II, L.P.
By:	Davidson Diversified Properties, Inc. its Managing General Partner

By:	/s/ Martha L. Long
Martha L. Long
Senior Vice President
Dated July 1, 2008